

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2014

Via E-mail
W. Brinkley Dickerson, Jr.
Troutman Sanders LLP
600 Peachtree Street, NE, Suite 5200
Atlanta, GA 30308

> **Re: Atlanticus Holdings Corporation**
> **Schedule TO-I**
> **Filed June 23, 2014**
> **File No. 005-85199**

Dear Mr. Dickerson:

We have limited our review of your filing to the issues addressed in the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I

Item 10.

1.   We note that you have incorporated by reference the information required by Regulation M-A Item 1010(a)(1) and (2); however, it is unclear where you have disclosed the information required by Item 1010(a)(3) and (4). Please revise to include such information. Additionally, please revise the offer document to include summary financial information, as described in Item 1010(c) of Regulation M-A, including the ratio of earnings to fixed charges and pro forma information, if material. See Instruction 6 to Item 10 of Schedule TO and CDI I.H.7 in our July 2001 Supplement to the Manual of Publicly Available Telephone Interpretations.

2.   We note the reference to "not applicable" under (b). Please provide your analysis as to why the information in Item 1010(b) of Regulation M-A need not be disclosed. We note,

for example, that if the maximum amount is tendered, you will retire $100 million in debt while incurring only $42 million in debt.

Item 13. Information Required by Schedule 13E-3

3.   Please provide us your analysis of the applicability of Exchange Act Rule 13e-3 to this tender offer. Given the disclosure in the offer to purchase regarding the registration of the "Securities" on Form S-3 and the amount of "Securities" you are seeking to acquire, it is unclear whether a reporting obligation under Exchange Act Section 15(d) currently exists, but may end in connection with this tender offer.

Offer to Purchase

4.   Given that the offer is set to expire at 11:59 p.m., it appears the offer will be open for less than 20 business days. See Rule 13e-4(a)(3), which defines "business day" as the period until 12:00 midnight. Please revise so that the offer will be open for 20 full business days, or advise.

5.   We note that the "Price Range" is 20% of the lowest end of the range. Please provide support for the belief that the current Price Range is appropriate, including the additional amount you will pay if more than $75 million is tendered. See Regulation M-A Item 1004(a).

6.   We note that the Company will pay $420 per $1,000 principal amount if $75 million or more is validly tendered and not withdrawn. Given that it appears the amount tendered and not withdrawn will not be known until expiration of the offer, please tell us how this offer term is consistent with Exchange Act Rules 13e-4(f)(1)(ii) and 14e-1(b).

Conditions to the Offer, page 10

7.   We note the disclosure in the last paragraph of this section, which suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. This language seems to imply that the offeror reserves the right to simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so, and such an act or practice appears to contravene Section 14(e). Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). Please be advised that, depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to shareholders in order to ensure compliance with Section 14(e).

8.   In addition, when an offer condition is triggered by events that occur during the offer period and before expiration of the offer, you should inform shareholders how you intend to proceed promptly, rather than wait until the end of the offer period, unless the

condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding.

Material U.S. Federal Income Tax Consequences, page 20

9.   Please disclose all material federal income tax consequences, not just "certain" tax consequences, as referenced in the first sentence.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Nicholas Panos, Senior Special Counsel, at (202) 551-3266 or me at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Advisor
Office of Mergers & Acquisitions